# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SINTX Technologies, Inc., CIK 0001269026
CUSIP: 829392703
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1885 WEST 2100 STREET, SALT LAKE CITY, Utah (UT), 84119
Date of event which requires filing of this statement: 02/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002062197

## Reporting persons
- MEDTECH CERAMICS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 250,084; shared voting power 0; sole dispositive power 250,084; shared dispositive power 0; aggregate amount beneficially owned 250,084 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: The reporting person's ownership consists of (i) 250,084 shares of common stock, (ii) 257,170 warrants to purchase shares of common stock ("Pre-funded Warrants"), and (iii) 507,254 warrants to purchase shares of common stock (the "Warrants"); however, due to the exercise limitations of the Pre-funded Warrants and the Warrants, the reporting person's beneficial ownership has been limited to 250,084 shares in the aggregate. Each of the Pre-funded Warrants and the Warrants includes a provision limiting the holder's ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company

## Item 1. Issuer
Name of issuer: SINTX Technologies, Inc.
Address of issuer's principal executive offices: 1885 WEST 2100 STREET SALT LAKE CITY UT 84119

## Item 2. Person Filing
Name of person filing: MEDTECH CERAMICS, LP
Address of principal business office or, if none, residence:
925. S. CAPITAL OF TEXAS HWY, B-200
AUSTIN, TEXAS 78746
Citizenship: State of Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 250,084
Percent of class: 9.9%
Sole power to vote or to direct the vote: 250,084
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 250,084
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MEDTECH CERAMICS, LP: /s/ Karl Kipke, Karl Kipke, General Partner (03/25/2025)